K&L|GATES                         KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                                                                1601 K Street NW
                                                       Washington, DC 20006-1600
                                                T 202.778.9000   www.klgates.com


July 31, 2008




VIA EDGAR



Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)


Dear Ms. Lithotomos:

     On behalf of the above-referenced registrant, set forth below are the comments that you provided on July 14, 2008 concerning Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A (the "Post-Effective Amendment") of USAA Mutual Funds Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 30, 2008, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.   FEE TABLES

     (A) IN THE ANNUAL FUND OPERATING EXPENSES SECTION OF THE FEE TABLE, STATE THAT ANNUAL FUND OPERATING EXPENSES ARE "EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS" AS REQUIRED BY ITEM 3 OF FORM N-1A.

          The requested disclosure currently appears in the first sentence after the heading "Annual Fund Operating Expenses - Indirect Expenses." Therefore, the Trust has not made any changes in response to this comment.

     (B) CONFIRM THAT THE FUNDS DID NOT INCUR ANY ACQUIRED FUND FEES AND EXPENSES DURING THE LAST FISCAL YEAR AND RECONCILE THE DISCLOSURE IN FOOTNOTE (C) INDICATING THAT THE FUNDS MAY HAVE INCURRED SUCH FEES AND EXPENSES.
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K&L|GATES

Valerie Lithotomos
July 31, 2008
Page 2

          The Trust confirms that the Funds did not incur any Acquired Fund Fees and Expenses during the last fiscal year. The Trust has revised footnote (c) accordingly.

     (C)  MODIFY  THE  FIRST  SENTENCE  OF  FOOTNOTE  (A)  TO  STATE  THAT  "[A]
          PERFORMANCE FEE ADJUSTMENT MAY INCREASE OR DECREASE THE BASE MANAGEMENT FEE BY +/- 0.06% OF AVERAGE NET ASSETS OVER THE PERFORMANCE PERIOD." THE REQUESTED CHANGES TO THE SENTENCE ARE UNDERLINED.

          The Trust has made the requested changes.

     (D)  CONFIRM   SUPPLEMENTALLY   THAT  THE  EXPENSE   LIMITS  APPLY  TO  ANY
          PERFORMANCE FEE ADJUSTMENTS TO THE BASE MANAGEMENT FEE.

          The Trust confirms that IMCO would waive any positive performance fee adjustment to a Fund's advisory fee to the extent that the adjustment would cause the Fund's total expense ratio to exceed the voluntary expense limit then in effect for the Fund.

2.   RISK/RETURN SUMMARIES

          THE RISK/RETURN SUMMARIES FOR EACH FUND SHOULD NOT INCLUDE, OR BE PRECEDED BY, INFORMATION NOT REQUIRED BY ITEMS 2 OR 3 OF FORM N-1A. THEREFORE, THE ITEM 4 AND ITEM 5 DISCLOSURE UNDER THE HEADINGS "PRINCIPAL INVESTMENT STRATEGY" AND "PORTFOLIO MANAGER" FOR EACH FUND, WHICH APPEARS AFTER THE FEE TABLE FOR EACH FUND BUT BEFORE THE RISK/RETURN SUMMARY FOR THE NEXT FUND DESCRIBED IN THE PROSPECTUS, SHOULD BE MOVED SO THAT IT APPEARS NO EARLIER THAN THE LAST FEE TABLE IN THE PROSPECTUS.

          The Trust confirms that the Item 2 and 3 disclosure for each Fund precedes the Item 4 disclosure for the applicable Fund.

3.   EMERGING MARKETS FUND

          DISCLOSE IN THE RISK/RETURN SUMMARY FOR THE EMERGING MARKETS FUND THE CRITERIA USED TO IDENTIFY "EMERGING MARKET COMPANIES."

          The Trust has made the requested change.

                                    * * * * *

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K&L|GATES

Valerie Lithotomos
July 31, 2008
Page 3

     Should you have any further comments on this matter, or any questions, please contact me at (202) 778-9351.

                                        Sincerely,

                                        /s/ Mark C. Amorosi

                                         Mark C. Amorosi

cc:      Mark Howard, Esq.
         USAA Investment Management Company

         Robert J. Zutz, Esq.
         K&L Gates